Exhibit 12

Ratio of Earnings to Fixed Charges:

Our ratio of earnings to fixed charges for each of the periods indicated (dollars in millions):

	Three Months Ended		Fiscal Year

	April 30, 2011	May 1, 2010	2010	2009	2008	2007	2006

Fixed charges
Interest expense (excluding loss on extinguishment)	$65	$68	$276	$257	$302	$378	$105
Interest factor attributable to rental expense (1)	28	27	108	105	103	97	91
Total fixed charges	$93	$95	$384	$362	$405	$475	$196

Earnings
Pre-tax income (loss) from continuing operations	$60	$30	$149	$157	$(2)	$(17)	$115
Plus fixed charges	93	95	384	362	405	475	196
Total earnings	$153	$125	$533	$519	$403	$458	$311

Ratio of earnings to fixed charges (2)	1.6	1.3	1.4	1.4	—	—	1.6
Deficiency	—	—	—	—	$2	$17	—

(1)                    Calculated as one-third of rent expense, which is a reasonable approximation of the interest factor.

(2)                    This ratio is computed by dividing the total earnings by the total fixed charges.  Earnings are defined as income (loss) before income taxes and discountinued operations, plus fixed charges.  Fixed charges are defined as total interest expense related and an estimate of the interest component within rent expense.